UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SEC FILE NUMBER: 811-23582	CUSIP NUMBER: 60754R102 and 60754R201

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-CEN
[X] Form N-CSR

For the Period Ended:  March 31, 2023

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Modern Capital Funds Trust
Full Name of Registrant

Former Name if Applicable

1701 Meeting Street
Address of Principal Executive Office (Street and Number)

Charleston, SC 29464
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition   report on Form 10-K, Form 20-F, 11-K, Form N-CEN or  Form N-CSR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date;  or the subject quarterly report or transition report on form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form N-CSR with respect to the Modern Capital Tactical Opportunities Fund for the fiscal period ended March 31, 2023 within the prescribed time period without unreasonable effort or expense because the Registrant needs additional time because the audit is still in progress and therefore the related annual is not complete. The Registrant currently expects to file its Form N-CSR on or before the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Bibb Strench	202	973-2727
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer no, identify report(s).  Yes  ☒   No  □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes   □    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Modern Capital Funds Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 9, 2023	By:	/s/ Bradley D. Atkins
Bradley D. Atkins, Principal Executive Officer